UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Bernard Chaus, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
162510 200
(CUSIP Number)
Eric J. Dale, Esq.
Robinson & Cole LLP
1055 Washington Blvd.
Stamford, CT 06901-2249
(203) 462-7505
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 9, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	162510 200

1	NAMES OF REPORTING PERSONS Camuto Consulting Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		3,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,000,000

WITH	10	SHARED DISPOSITIVE POWER

		3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of Bernard Chaus, Inc., a New York corporation (the “Issuer”). The address of the Issuer’s principal office is 530 Seventh Avenue, New York, New York 10018.
Item 2. Identity and Background.
This statement is being filed by Camuto Consulting Inc. (“Camuto”), a Connecticut corporation. Camuto is principally engaged in the business of design, development and distribution of women’s fashion footwear. The address of Camuto’s principal business is 411 West Putnam Avenue, Greenwich, Connecticut 06830.
(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)-(e)	Camuto has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.
Item 3. Source and Amount of Funds or Other Consideration.
On February 9, 2011, Camuto purchased 3,000,000 shares of Issuer Common Stock from the Issuer for a purchase price of $300,000 (the “Purchase Price”). The source of the Purchase Price was Camuto’s working capital.
Item 4. Purpose of Transaction.
Camuto acquired the shares of Issuer Common Stock principally for investment purposes. Camuto has a commercial relationship with the Issuer. Camuto and other parties have recently had discussions with the Issuer and each other regarding establishing a closer working relationship with the Issuer. No plans have been formulated and no proposals have been made, but future actions of Camuto and/or such other parties may result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j)	Any action similar to any of those listed above.
Item 5. Interest in Securities of the Issuer.
(a) As of the date hereof, Camuto beneficially owns 3,000,000 shares of Issuer Common Stock (the “Subject Shares”). The Subject Shares constitute 8.7% of the issued and outstanding shares of Issuer Common Stock, based upon the disclosure in the Issuer’s most recent Quarterly Report on Form 10-Q (filed with the Securities and Exchange Commission on February 10, 2011) that there were 34,481,373 shares of Issuer Common Stock issued and outstanding as February 10, 2011.
(b) Camuto has sole power to vote and dispose of the Subject Shares.
(c) Other than as reported in this Schedule 13D, Camuto has not effected any transactions involving Issuer Common Stock in the 60 days prior to filing this Schedule 13D.
(d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Camuto and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of April 14, 2011	CAMUTO CONSULTING INC.
	By:	/s/ Jeffrey Howald
		Name:	Jeffrey Howald
		Title:	Chief Financial Officer

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